Exhibit 99.1

Aphria Inc. announces 'Aphria Educates' an industry leading cannabis education program

Aphria Educates kicks off its first initiative in partnership with Drugs Free Kids Canada, making stops in Toronto and Vancouver

LEAMINGTON, ON, Sept. 24, 2019 /CNW/ - September 24, 2019 – Aphria Inc. ("Aphria" or the "Company") (TSX: APHA and NYSE: APHA) today announced the launch of its cannabis education program 'Aphria Educates'. This program is mandated to educate Canadian adults on responsible and safe use of all cannabis products legally available now and in the future.

The first Aphria Educates event will be a two-city educational panel in conjunction with Drugs Free Kids Canada (DFK), a Canadian non-profit organization providing parents with evidence-informed information about youth and substance use while promoting frequent, balanced parent-youth discussions about drugs. Entitled Aphria Educates with Drug Free Kids Canada, the panels will focus on furthering awareness around the potential harms of cannabis for youth and help parents navigate the ever-evolving Canadian cannabis landscape.

The Aphria Educates with Drugs Free Kids Canada initiative follows the 2018 Charter Agreement entered into by Aphria and DFK solidifying their commitment to ongoing cannabis education.

Comprised of expert panelists from across the country, Aphria Educates with Drugs Free Kids Canada brings together thought leaders from various organizations focused on education, including: Susan Hutt from Drug Free Kids Canada, Nikita Stanley and Aleks Jassem from The Rebel Mama, and Michelle Latinsky, Director of Education at Aphria Inc. The Aphria Educates with Drugs Free Kids Canada panels will take place in Toronto on October 2nd and in Vancouver on October 3rd.

"Cannabis education is a cornerstone of our Corporate Social Responsibility platform and is paramount in everything we do at Aphria Inc. We are proud to launch Aphria Educates, an engaging program that is designed to educate on the safe and responsible use of legal cannabis," said Irwin D. Simon. "There is no better partner than Drug Free Kids Canada to help kick off this first initiative of Aphria Educates, which we believe will deliver important information and will encourage necessary dialogue among Canadian parents and their children."

"With the anticipated legalization of new recreational cannabis products, it's more important than ever for us as parents to be equipped with information to support helpful and fruitful conversations that can empower youth to make healthy choices." said Susan Hutt, Community Programs Manager at Drug Free Kids Canada. "Drug Free Kids Canada has been a leader in providing parents with the knowledge they need to educate their kids about drugs. We're confident the Aphria Educates with Drugs Free Kids Canada panel will help promote evidence-based dialogue about cannabis and youth. The education program we have developed alongside Aphria is industry leading and we are proud to take a place in this important discussion."

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About Aphria Inc.
Aphria Inc. is a leading global cannabis company driven by an unrelenting commitment to our people, the planet, product quality and innovation. Headquartered in Leamington, Ontario – the greenhouse capital of Canada – Aphria Inc. has been setting the standard for the low-cost production of high-quality cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria Inc. is committed to bringing breakthrough innovation to the global cannabis market. The Company's portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders' multi-generational expertise in commercial agriculture, Aphria Inc. drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphriainc.com

About Drug Free Kids Canada
Drug Free Kids Canada is a private sector, non-profit organization that creates and disseminates drug education and prevention messages with the help of their partners in advertising, research and media. DFK also offers parents valuable tools and practical tips on how to start the conversation with their kids at DrugFreeKidsCanada.org.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Readers should carefully review the various risks and uncertainties identified in the Company's filings on SEDAR and EDGAR.

The forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE Aphria Inc.

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%CIK: 0001733418

For further information: For media inquiries please contact: Sinead Breen, The Colony Project, sinead.breen@colonyproject.com, 647-994-3106; Tamara Macgregor, Vice President, Communications & Public Affairs, Aphria Inc., tamara.macgregor@aphria.com, 437-343-4000; For investor inquiries please contact: Katie M. Turner, ICR Inc., katie.turner@icrinc.com, 646-277-1228

CO: Aphria Inc.

CNW 06:59e 24-SEP-19